EXHIBIT 12
DOLE FOOD COMPANY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except for ratio data)

									Three
									Quarters
	Fiscal Years Ended								Ended
	December 29,		December 30,		December 31,		January 1,		January 3,		Quarter Ended
	2007		2006		2005		2005		2004		March 22, 2003
Income (loss) from continuing operations before income taxes, minority interests and equity earnings	$(55,340)		$(73,422)		$81,621		$153,025		$28,919		$72,359
Distributed income of equity method investees	439		1,478		2,040		2,173		2,606		648
Fixed charges from continuing operations	251,270		225,728		185,800		186,296		149,648		27,122

Earnings available for fixed charges	$196,369		$153,784		$269,461		$341,494		$181,173		$100,129

Fixed charges from continuing operations:
Interest expense	$190,143		$169,719		$134,926		$142,998		$116,921		$19,246
Amortization of debt expense and discounts	4,722		4,996		7,526		9,505		7,435		374
Assumed interest element included in rent expense	56,405		51,013		43,348		33,793		25,292		7,502

Total fixed charges from continuing operations	$251,270		$225,728		$185,800		$186,296		$149,648		$27,122

Ratio of earnings to fixed charges (A)	0.78	X	0.68	X	1.45	X	1.83	X	1.21	X	3.69	X

(A)	Due to the Company’s loss from continuing operations in both 2007 and 2006, the ratio of earnings to fixed charges was less than 1:1. The Company must generate additional earnings of $54.9 million and $71.9 million to achieve a coverage ratio of 1:1 for 2007 and 2006, respectively.